EXHIBIT 99.4
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                               [GRAPHIC OMITTED]
                       [LOGO VIKING ENERGY ROYALTY TRUST]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JUNE 10, 2004

VIKING ENERGY ROYALTY TRUST ANNOUNCES
$51.3 MILLION OFFERING OF TRUST UNITS
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CALGARY, Alberta (June 17, 2004) - Viking Energy Royalty Trust ("Viking" or the
"Trust") announces that it has entered into an agreement to sell, to a syndicate of underwriters led by CIBC World Markets Inc. and including Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp. and Raymond James Ltd., 9,000,000 trust units ("Trust Units") at $5.70 per Trust Unit to raise gross proceeds of $51.3 million on a bought-deal basis. Viking has granted the underwriters an option (the "Underwriters' Option"), exercisable in whole or in part at any time prior to closing, to purchase up to an additional 600,000 Trust Units at the same offering price. Should the Underwriters' Option be exercised in full, the total gross proceeds of the offer would be $54.7 million. Closing is expected to occur on or about July 9, 2004.

The net proceeds from the financing will be used to initially repay outstanding borrowings under Viking's credit facilities, thereby increasing unused credit facilities, which could then be used for general corporate purposes including funding ongoing capital expenditures and, potentially, future acquisitions.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. Viking currently has 97,766,233 Trust Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amounts of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

John Zahary                                or   Robert Fotheringham
President and Chief Executive Officer           Vice-President, Finance and
                                                Chief Financial Officer

Viking Energy Royalty Trust
Suite 400 Calgary Place
330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4

Ph:       (403) 268-3175
Email:    vikingin@viking-roy.com
Internet: www.vikingenergy.com